

MANAGEMENT REPORT ON THE RESULTS

IN THE FOURTH QUARTER 2016

brf

INDEX

GENERAL INFORMATION

MARKET VALUE
R$38.5 billion
US$11.8 billion

PRICES
BRFS3 R$48.25
BRFS US$14.76

SHARES ISSUED
812,473,246 common shares
13,468,001 treasury shares
Base: December 31, 2016

WEBCAST
Data: February 24, 2017
09:00 a.m. Portuguese
10:30 a.m. English

TELEPHONE:
Dial–in with connections in Brazil:
+55 11 3193-1001 or +55 11 2820-4001
Dial-in with connections in United States: +1 786924-6977
www.brf-br.com/ri

IR CONTACTS:
Alexandre Borges
CFO and IRO

Elcio Ito
CFO

André Mota
Investor Relations Manager

+55 11 2322-5052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

2016 was marked by challenges that affected our short-term results. The combination of industry factors, current scenario and political uncertainty, added to certain internal execution challenges, caused results to be well below expectations and well below BRF's potential.

Although we were discontent with the short-term results, we were pleased with the structural advances achieved for the Company's long-term development. Our global growth continued, and sales volumes in international markets increased by 16.7% y/y. Even if we excluded the acquisitions of the period, sales volumes in international markets would still increase by 5.9%, especially in Asia, driven by China.

The operation in Thailand, which we acquired in the beginning of the year, delivered results above expectations, primarily due to the integration model and the optimization of global operations. This model is being replicated in our other operations.

In the Halal world, the acquisitions in Oman, Malaysia and, more recently, the announcement in Turkey, were important steps for the materialization of OneFoods. The assets carve-out that was given effect, within a short period of time, made us very proud. The new entity is already operational and we can better assess the strategic opportunities to accelerate growth in Muslim markets, as well as a potential capitalization.

In Argentina, the integration of our two acquisitions (Calchaqui and Campo Austral) allowed us to create an integrated chain operation, including both chicken and pork, ensuring market leadership in major categories.

In Brazil, we invested in commercial execution and sought to improve even further our level of service through: (i) the new Go-to-Market (GTM) strategy, heavily focused on segmentation; (ii) a new business strategy for our "cash & carry" channel, which has already been delivering positive results; and (iii) the reestablishment of the flow of launches and innovation of the Company.

Our Supply area played an even more important role in 2016, helping us to partially mitigate the impacts of the cost of animal feed. We focused on new formulas, improved technical indicators of productivity and conversion ratio, and adjusted our capacity, offseting the impact of the negative cycle on our business as much as possible, while maintaining significant production flexibility.

2017 started with a more positive scenario in terms of cost and we are completely focused on the commercial and operating execution of our businesses. We continue to optimize our production chain through an improved integrated planning, while expanding our portfolio and getting closer to our consumers via innovation.

Accordingly, we reinforce our purpose to feed the world, transforming BRF into a more profitable and admired company, with strong brands and presence in different regions of the globe.



Abilio Diniz
Chairman of the
Board of Directors



Pedro Faria
Global Chief
Executive Officer

FINANCIAL HIGHLIGHTS

- Net operating revenues of R$8,590 million, 1.0% higher than in 3Q16;
- Gross profit of R$1,693 million (-10.1% q/q). Gross margin of 19.7%, 2.4 p.p. lower than in 3Q16;
- EBITDA of R$559 million (-36.9% q/q), with an EBITDA margin of 6.5%, 3.9 p.p. lower than in 3Q16;
- CAPEX of R$551 million in the quarter;
- Operating cash flow of R$748 million, post investments;
- As adjusted by (pro forma) the impacts of companies acquired, we had: (i) a financial cycle of 22.4 days, improving 10.4 days vs. 3Q16; and (ii) ROIC (Return on Invested Capital) of 8.26%.

Key Financial Indicators

Results - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Gross Revenues	8,095	9,044	9,568	10,527	37,235	9,338	9,806	9,795	10,123	39,062	(3.8%)	4.9%
Net Revenues	7,048	7,913	8,281	8,955	32,197	8,120	8,515	8,508	8,590	33,733	(4.1%)	4.8%
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	1,918	1,884	1,693	7,526	(39.5%)	(25.4%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.3%	31.3%	25.0%	22.5%	22.1%	19.7%	22.3%	(11.6) p.p.	(9.0) p.p.
EBIT	641	1,058	969	1,560	4,228	655	529	469	163	1,815	(89.6%)	(57.1%)
EBIT Margin (%)	9.1%	13.4%	11.7%	17.4%	13.1%	8.1%	6.2%	5.5%	1.9%	5.4%	(15.5) p.p.	(7.8) p.p.
EBITDA	951	1,380	1,309	1,885	5,525	1,025	944	886	559	3,413	(70.4%)	(38.2%)
EBITDA Margin (%)	13.5%	17.4%	15.8%	21.0%	17.2%	12.6%	11.1%	10.4%	6.5%	10.1%	(14.5) p.p.	(7.0) p.p.
Net Income	462	364	687	1,415	2,928	39	31	18	(460)	(372)	(132.5%)	(112.7%)
Net Margin (%)	6.5%	4.6%	8.3%	15.8%	9.1%	0.5%	0.4%	0.2%	(5.4%)	(1.1%)	(21.2) p.p.	(10.2) p.p.
Earnings per share[1]	0.54	0.43	0.83	1.75	3.62	0.05	0.04	0,02	(0.58)	(0.47)	(133.0%)	(112.9%)

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

4TH QUARTER 2016 RESULTS (4Q16)

Highlights of the Quarter and Subsequent Events

• Launch of OneFoods' operations, a subsidiary headquartered in Dubai, dedicated to the halal world. The company has 15 thousand employees and is present in more than 40 countries, with a fully integrated chain and solid leadership position, primarily in Gulf countries, through the Sadia brand.

• Acquisition of Banvit, the largest producer of poultry in Turkey (with a capacity of 600 thousand birds/day), fully integrated through five processing plants and one feed factory. Moreover, the company is a market leader, with a 13% market share and presents the highest brand recognition in the country. The transaction amounted to US$470 million in a partnership with QIA (Qatar Investment Authority).

• Conclusion of FFP joint-venture, the processing company of Halal food based in Malaysia.

• Issuance of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio – CRA) in the amount of R$1.5 billion, segmented in two tranches: (i) 4 years at 96.00% of the CDI rate; and (ii) 7 years, adjusted by inflation based on the variation of the Brazilian Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA), accruing interest at 5.8970% p.a.

• Temporary halt of the turkey slaughter´s plant in the city of Uberlândia, as part of the Company's strategy to adjust the industrial complex.

• Incorporation of a subsidiary in Egypt, in order to continue advancing in the value chain.

• Completion of the acquisition of 1.99% equity interest (or 77,583,000 shares) in COFCO Meat Holdings Ltd., a company that manufactures pork products in China. The transaction amounted to US$20 million.

INDUSTRY SCENARIO AND DYNAMICS

4Q16 brought a marginal recovery in terms of cost of grains, with a downward trend for corn prices and soy meal. The adjustment in the placement and production of chicken reflected on Brazilian exports, which decreased in the last months of 2016. Nonetheless, the increase of chicken production in some key countries led to a fierce competition with Brazilian exporters.

In 4Q16, the price of corn reached its lowest level in the year, although it remained above the levels of 2014 and 2015. In 4Q16, the price of soy meal decreased only slightly and remained approximately 5% above 1Q16 prices. It is worth noting that in 2Q16, the price of soy meal increased by almost 20% q/q and 39% y/y, due to the impact of El Niño on the climate in South America, affecting production in Brazil (the largest exporter of soy) and Argentina (the largest exporter of soy meal). Accordingly, Brazil remained in an unfavorable position in terms of competition compared to the other chicken producing countries, notwithstanding a positive trend, as shown in the chart below.



Feed Prices in Brazil & Selected Markets
Spread Esalq-USA
Brazil
USA
Europe
Ukraine
Cost of feed USD/bag
Spread USD/bag
22,50
20,00
17,50
15,00
12,50
10,00
7,50
5,00
2,50
0,00
15,00
12,50
10,50
7,50
5,00
2,50
0,00
-2,50
-5,00
dec-13
mar-14
jun-14
sep-14
dec-14
mar-15
jun-15
sep-15
dec-15
mar-16
jun-16
sep-16
dec-16

Source: ESALQ, CBOT, Euronext, Bloomberg, and BM&F

INDUSTRY SCENARIO AND DYNAMICS

In view of a persistent scenario of high cost of grains, along with Brazil's unfavorable competitive position, the margins of Brazilian producers remained under pressure in the quarter, resulting in a continuous reduction in the chicken´s placement and production.



Margin of Chiken Producers in Brazil¹
Chicken Price/Ration Cost
History Average
7,0
6,0
5,0
4,0
apr-11
jul-11
oct-11
jan-12
apr-12
jul-12
oct-12
jan-13
apr-13
jul-13
oct-13
jan-14
apr-14
jul-14
oct-14
jan-15
apr-15
jul-15
oct-15
jan-16
apr-16
jul-16
oct-16

Note [1]: Cost of feed adjusted by the cycle of chicken (approximately 60 days).
Source: SECEX, JOX, and BM&F.



Chicken Placement in Brazil 12M - APINCO
Heads (Million)
a/a%
6,800
6,600
6,400
6,200
6,000
5,800
5,600
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16



Chicken Production in Brazil 12M - APINCO
Volume (Thousand Tons)
a/a%
14,500
14,000
13,500
13,000
12,500
12,000
11,500
11,000
10,500
10,000
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

Source: APINCO.

INDUSTRY SCENARIO AND DYNAMICS

This change was also evidenced by data from the Brazilian Foreign Trade Office (Secretaria de Comércio Exterior – SECEX), which showed an additional decrease in chicken export volumes in 4Q16 by approximately 11% compared to 4Q15. It is worth noting that in 2H16, these volumes decreased by approximately 9% in the yearly comparison.



Chicken Exports in Brazil - SECEX
Tons (Million)
a/a%
1,200
1,000
800
600
400
200
0
15%
9%
3%
-3%
-9%
-15%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

Source: SECEX.

Nonetheless, while Brazilian producers adjusted their production in view of the adverse industry scenario, other producing platforms in the world benefited from a greater relative competition (cheaper grains) and increased their production.

In Thailand, for example, the production of chicken meat increased by 10.7% in 2016 (15% in 2H16 vs. 1H16) and the volumes exported to other countries in Asia increased significantly in the In Natura segment. This effect was more clearly perceived in Japan, where local inventories were already high, resulting in increased pressure on Brazilian export prices and volumes.



Total Imported Inventory in Japan
Thousand Tons
150
140
130
120
110
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16

Source: ALIC.

INDUSTRY SCENARIO AND DYNAMICS

In Europe, Poland increased its production by approximately 13% in 2016 (data available until October), as well as the number of shipments to other European countries. Ukraine also increased chicken production and, moreover, its export volumes, especially to the Middle East and Europe.



Chicken Production - Poland
Range 2011-14
2015
2016
Thousand Tons
200
175
150
125
100
75
50
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec



Chicken Production - Ukraine
Range 2011-14
2015
2016
Thousand Tons
125
115
105
95
85
75
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Local government.

The surplus volume from these countries, along with persistently high local inventories, pressured export prices in 4Q16. This trend was stronger in regions such as Europe and Japan, considering the appreciation of the Real vs. other local currencies: +4.0% vs. the Pound Sterling, +2.2% vs. Euro, and +5.1% vs. Yen.

4Q16 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 4Q16, the consolidated net operating revenues of BRF totaled R$8.6 billion, representing an increase of 1% in the quarterly comparison. We managed to maintain our volume virtually stable in the quarter, while our average price increased by 1.3% q/q.

In 2016, our volume increased by 3.8% compared to 2015. In international markets, our volume increased by 16.7% and in Brazil, it contracted by 8.4%.

Volumes - Thousand Tons	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Poultry (In Natura)	462	495	490	491	1,938	477	501	519	510	2,006	3.8%	3.5%
Pork and Others (In Natura)	53	70	75	75	273	85	87	90	88	350	16.7%	28.2%
Processed foods	499	518	523	575	2,116	466	504	515	532	2,017	(7.6%)	(4.7%)
Others Sales	47	36	53	52	188	69	79	87	79	314	52.7%	67.2%
Total	**1,061**	**1,120**	**1,141**	**1,193**	**4,515**	**1,097**	**1,171**	**1,211**	**1,208**	**4,688**	**1.3%**	**3.8%**
NOR - R$ Million	**7,048**	**7,913**	**8,281**	**8,955**	**32,197**	**8,120**	**8,515**	**8,508**	**8,590**	**33,733**	**(4.1%)**	**4.8%**
Average Price (NOR)	6.64	7.07	7.26	7.51	7.13	7.40	7.27	7.02	7.11	7.20	(5.3%)	0.9%

Gross Profit

In 4Q16, our gross margin reached 19.7%, representing a decrease of 2.4 p.p. q/q. We managed to reduce our cost of idleness by R$12 million in the same period and improved discounts due to the shelf life of products (FIFO effect) by R$29 million. Nonetheless, these gains were offset by the strategy to protect volumes in certain regions, which resulted in lower prices and a decrease in margin.

Gross Profit - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	1,918	1,884	1,693	7,526	(39.5%)	(25.4%)
Gross Margin (%)	30.7%	31.9%	31.4%	31.3%	31.3%	25.0%	22.5%	22.1%	19.7%	22.3%	(11.6) p.p.	(9.0) p.p.

4Q16 CONSOLIDATED RESULT

Operating Expenses

In 4Q16, SG&A increased by 3.2% q/q primarily due to: (i) the marketing campaign on festive products in Brazil; and (ii) higher expenses with consulting, logistics, and storage services, among others. Accordingly, SG&A as a percentage of NOR reached 16.7%, representing an increase of 0.3 p.p. in the quarterly comparison.

Operating Expenses - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Selling Expenses	(1,084)	(1,154)	(1,237)	(1,331)	(4,806)	(1,208)	(1,230)	(1,255)	(1,273)	(4,966)	(4.3%)	3.3%
% of the NOR	(15.4%)	(14.6%)	(14.9%)	(14.9%)	(14.9%)	(14.9%)	(14.4%)	(14.7%)	(14.8%)	(14.7%)	0.0 p.p.	0.2 p.p.
General and Administrative Expenses	(108)	(115)	(143)	(140)	(506)	(134)	(142)	(138)	(163)	(577)	16.4%	14.1%
% of the NOR	(1.5%)	(1.5%)	(1.7%)	(1.6%)	(1.6%)	(1.6%)	(1.7%)	(1.6%)	(1.9%)	(1.7%)	(0.3) p.p.	(0.1) p.p.
Operating Expenses	(1,191)	(1,269)	(1,381)	(1,471)	(5,312)	(1,341)	(1,372)	(1,393)	(1,437)	(5,543)	(2.3%)	4.3%
% of the NOR	(16.9%)	(16.0%)	(16.7%)	(16.4%)	(16.5%)	(16.5%)	(16.1%)	(16.4%)	(16.7%)	(16.4%)	(0.3) p.p.	0.1 p.p.

Other Operating Results

In 4Q16, the Other Operating Results totaled a net expense of R$97.3 million, representing an increase of R$65 million q/q. This increase is mainly attributed to non-recurring expenses in the period, especially: (i) R$32 million related to the accession of BRF to the Amnesty Program (Regularize) in the State of Minas Gerais; (ii) R$19 million due to the halt of turkey production lines in the city of Uberlândia; and (iii) R$12 million resulting from the increase in provisions and municipal labor settlements.

Other Operating Results - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Other Operating Revenues	15	30	191	331	567	47	89	79	85	300	(74.2%)	(47.0%)
Other Operating Expenses	(288)	(219)	(400)	(105)	(1.011)	(93)	(111)	(111)	(183)	(498)	74.7%	(50.8%)
Other Operating Results	(273)	(189)	(209)	226	(445)	(46)	(22)	(32)	(97)	(197)	(143.1%)	(55.6%)
% of the NOR	(3.9%)	(2.4%)	(2.5%)	2.5%	(1.4%)	(0.6%)	(0.3%)	(0.4%)	(1.1%)	(0.6%)	(3.7) p.p.	0.8 p.p.

4Q16 CONSOLIDATED RESULT

EBIT

Consolidated EBIT totaled R$163 million in 4Q16, and EBIT margin decreased by 3.6 p.p. q/q. This result is driven by the compression of gross margin in connection with higher operating expenses.

EBIT - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Gross Profit	2,164	2,525	2,601	2,799	10,089	2,031	1,918	1,884	1,693	7,526	(39.5%)	(25.4%)
Operating Expenses	(1,191)	(1,269)	(1,381)	(1,471)	(5,312)	(1,341)	(1,372)	(1,393)	(1,437)	(5,543)	(2.3%)	4.3%
Other Operating Results	(273)	(189)	(209)	226	(445)	(46)	(22)	(32)	(97)	(197)	(143.1%)	(55.6%)
Equity Income	(59)	(8)	(43)	6	(104)	12	5	9	4	29	(38.7%)	(128.2%)
EBIT	641	1,058	969	1,560	4,228	655	529	469	163	1,815	(89.6%)	(57.1%)
EBIT Margin (%)	9.1%	13.4%	11.7%	17.4%	13.1%	8.1%	6.2%	5.5%	1.9%	5.4%	(15.5) p.p.	(7.8) p.p.

Financial Result

Financial result is a combination of several factors. In order to provide a better understanding, we classified it under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest on and/or adjustment for inflation of assets/liabilities, taxes, and commissions; and (iv) exchange rate variation, among others. In 4Q16, net financial results totaled a negative amount of R$600 million, as follows:

(i) Net interest totaled R$341 million, representing a decrease of R$30 million compared to R$371 million in 3Q16. This decrease is primarily due to the premium paid (difference in relation to the par value) for the Tender Offer of the Bonds (2020 and 2022) conducted in September, totaling R$32 million;

(ii) Adjustment to present value totaled R$88 million compared to R$106 million in 3Q16, due to a decreased balance in accounts payable regarding the purchases of corn, as a result of the end of the second corn crop (safrinha) in the Center-west region of Brazil;

(iii) Interest, adjustment for inflation and others totaled R$61 million vs. R$1 million in 3Q16. Notwithstanding this variation, figures are consistent with 1Q16 and 2Q16. The difference is due to the non-recurring impact of tax credits in 3Q16 in the amount of R$43 million;

(iv) Exchange rate variation and others totaled an expense of R$110 million vs. an income of R$54 million in 3Q16. Our hedging strategy aims primarily at neutralizing the impacts of the exchange rate variation. The result in 4Q16 is due to a large volume of foreign trade and international transactions in different currencies, in addition to heightened exchange rate volatility in the period (despite stable USD/BRL exchange rates at the closing of 3Q16 vs. 4Q16).

R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Financial Income	1,877	(345)	1,700	124	3,355	953	834	96	490	2,374	296.3%	(29.3%)
Financial Expenses	(1,984)	(311)	(2,225)	(505)	(5,025)	(1,557)	(1,338)	(521)	(1,090)	(4,506)	115.9%	(10.3%)
Net Financial Result	(108)	(657)	(525)	(381)	(1,670)	(604)	(504)	(425)	(600)	(2,133)	57.4%	27.7%

4Q16 CONSOLIDATED RESULT

Net Income (Loss)

In 4Q16, the Company presented a net loss of R$460 million, primarily affected by our operating performance in the quarter.

R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Net Income	462	364	687	1,415	2,928	39	31	18	(460)	(372)	(132.5%)	(112.7%)
Net Margin (%)	6.5%	4.6%	8.3%	15.8%	9.1%	0.5%	0.4%	0.2%	(5.4%)	(1.1%)	(21.2) p.p.	(10.2) p.p.
Earning per share[1]	0.54	0.43	0.83	1.75	3.62	0.05	0.04	0.02	(0.58)	(0.47)	(133.0%)	(112.9%)

EBITDA

Consolidated EBITDA totaled R$559 million in 4Q16, with an EBITDA margin of 6.5%. This result was mainly driven by lower gross profit, which reflected the still-adverse industry scenario, but also the Company's strategy to protect its market positioning in some key regions.

EBITDA - R$ Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Net Income	462	364	687	1,415	2,928	39	31	18	(460)	(372)	(132.5%)	(112.7%)
Income Tax and Social Contribution	72	29	(235)	(255)	(390)	9	8	27	5	50	(102.0%)	(112.8%)
Net Financial	108	657	525	381	1,670	604	504	425	600	2,133	57.4%	27.7%
Depreciation and Amortization	310	330	332	344	1,317	372	401	415	414	1,603	20.3%	21.7%
EBITDA	951	1,380	1,309	1,885	5,525	1,025	944	886	559	3,413	(70.4%)	(38.2%)
EBITDA Margin (%)	13.5%	17.4%	15.8%	21.0%	17.2%	12.6%	11.1%	10.4%	6.5%	10.1%	(14.5) p.p.	(7.0) p.p.

PERFORMANCE BY REGION

Results by region 4Q16	Total	Brazil	MENA	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,208	539	226	184	97	74	50	38	-
NOR (R$, Million)	8,590	4,036	1,481	1,129	860	585	201	297	-
Average Price NOR - R$	7.11	7.49	6.55	6.12	8.85	7.94	4.03	7.80	-
Gross Profit (R$, Million)	1,693	1,024	333	195	22	95	34	(10)	
Gross Margin (%)	19.7%	25.4%	22.5%	17.3%	2.6%	16.2%	17.1%	(3.4%)	-
EBIT (R$, Million)	163	271	20	86	(91)	(9)	2	(26)	(90)
EBIT Margin (%)	1.9%	6.7%	1.4%	7.6%	(10.6%)	(1.6%)	0.8%	(8.7%)	-
EBITDA (R$, Million)	559	444	108	133	(44)	20	12	(25)	(90)
EBITDA Margin (%)	6.5%	11.0%	7.3%	11.8%	(5.1%)	3.5%	6.1%	(8.4%)	-

PERFORMANCE BY REGION
BRAZIL

The fourth quarter in Brazil is always marked by the seasonality of festive products. Historically, these products leverage the margins and results in the region. However, 2016 was atypical in this sense. The period of production of festive products, which primarily takes place in the second quarter, witnessed the peak of the grains price. As a result, these products were manufactured at an average cost 16% higher than in the previous year.

In view of the weakened consumption level in Brazil, the competition dynamics of festive products became fiercer and, notwithstanding the volumes in line with the previous year, the increase in price was marginal and did not offset the increase in costs. The highlights were the Chester Perdigão campaign, which increased volumes compared to the previous year, and the lower volume of remaining products post the festive period.

The remaining of the portfolio continues to face a challenging scenario, with a decrease in volumes of 9.1% y/y in 4Q16, primarily affected by the Traditional channel. On the other hand, the Wholesale channel increased consistently by 17.0% in 2H16 vs. 1H16.

Our efforts to optimize our chain, through an improved integrated planning, resulted in: (i) a reduction in idleness and (ii) discounts due to the shelf life of products, which decreased to R$114 million vs. R$143 million in 3Q16. This, along with the pass through of prices in September, increased prices of processed products by approximately 2.5%. Accordingly, 4Q16 closed with NOR of R$4 billion (+10% q/q).

Regarding expenses, we maintained the same discipline witnessed throughout the year and, despite marketing expenses with the festive products campaign, we managed to reduce our operating expenses as a percentage of NOR by 50 bps (q/q). Accordingly, 4Q16 closed with EBITDA of R$444 million and EBITDA margin of 11% in the region.

In December, we implemented the last pass through of prices in order to recover marginal profitability per kilo, anticipating a price pass through that was planned to 2017. Accordingly, we started 2017 with an average price per kilo as planned and approximately 5% above that recorded in 3Q16.

Brazil	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	538	537	554	593	2,221	484	495	516	539	2,034	(9.1%)	(8.4%)
Poultry (In Natura)	102	94	94	98	389	92	76	97	111	377	12.6%	(3.0%)
Pork and Others (In Natura)	24	27	24	23	98	24	26	23	24	98	6.0%	(0.5%)
Processed foods	403	421	424	462	1,710	357	381	382	393	1,514	(14.8%)	(11.5%)
Others Sales	9	(5)	11	10	25	11	11	13	10	45	5.0%	83.8%
Net Operating Revenues (R$, Million)	3,626	3,763	3,740	4,126	15,256	3,541	3,566	3,666	4,036	14,808	(2.2%)	(2.9%)
Average price (R$/Kg)	6.74	7.01	6.75	6.96	6.87	7.31	7.20	7.11	7.49	7.28	7.6%	6.0%
Gross Profit (R$, Million)	1,192	1,233	1,131	1,329	4,884	1,031	912	953	1,024	3,920	(22.9%)	(19.7%)
Gross Margin (%)	32.9%	32.8%	30.2%	32.2%	32.0%	29.1%	25.6%	26.0%	25.4%	26.5%	(6.8) p.p.	(5.5) p.p.
EBIT (R$, Million)	355	427	273	492	1,547	334	202	221	271	1,028	(44.9%)	(33.5%)
EBIT Margin (%)	9.8%	11.4%	7.3%	11.9%	10.1%	9.4%	5.7%	6.0%	6.7%	6.9%	(5.2) p.p.	(3.2) p.p.
EBITDA (R$, Million)	494	566	412	635	2,108	485	370	397	444	1,697	(30.1%)	(19.5%)
EBITDA Margin (%)	13.6%	15.0%	11.0%	15.4%	13.8%	13.7%	10.4%	10.8%	11.0%	11.5%	(4.4) p.p.	(2.4) p.p.

PERFORMANCE BY REGION BRAZIL

Market Share

According to the most recent Nielsen survey, our total market share decreased by 0.6 p.p. considering a consumption scenario that is still tight. Competition from regional brands, positioned between 60% and 80% of the price index, primarily affected the Filled and Ready Made Dishes. The main subcategories affected were Breaded and Lasagnas, which suffered from competition. Nonetheless, we managed to increase our market share in Ready-to-Eat Meals.

In the Margarines category, we were market leaders and followed the strategy of increasing profitability, which resulted in a 0.7 p.p. decrease in market share vs. the last reading. According to a weekly survey conducted by Nielsen in large retail shops, consumer price has already increased by 29% for Qualy.

The positive highlight was the Cold Cuts category, which increased by 0.3 p.p., recovering market share, primarily due to the salami subcategory, which increased by 2.7 p.p. with the return of Perdigão salami, showing an improvement in the execution of our dual brand strategy. This is one of our priority categories for 2017, and we already started with big marketing initiatives and a promotional campaign for consumers.


Share Value - Last Survey 2016
58.8%
36.4%
59.4%
62.7%
55.9%
Ready Made Dishes
Filled
Cold Cuts
Margarines
Total

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Oct/Nov survey); Filled and Cold Cuts (Nov/Dec survey)

PERFORMANCE BY REGION
MIDDLE EAST/NORTH OF AFRICA (MENA)

NOR from the MENA region totaled R$1,481 million in 4Q16 (-5.2% q/q) due to: (i) a 3.0% decrease in volumes, as a result of (i) a more challenging macroeconomic scenario in the region; and (ii) lower average prices in Reais (-2.1% q/q) given the strategy to protect our volumes in key countries.

On the other hand, the volume of processed products maintained its accelerated growth (+15.1% q/q), in line with the strategy to develop the category in the region, innovating, improving the mix of products/channels, and further understanding the needs of final consumers.

However, notwithstanding our Zero-Based Budgeting (ZBB) efforts to reduce expenses, EBITDA margin decreased by 3.7 p.p. q/q in 4Q16. EBITDA margin was negatively affected by the increase in the unit cost per kilo, reflecting elevated inventories of the Company in the region.

Our direct distribution operations accounted for 59.7% of the total volume in the quarter (+6 p.p. q/q), representing 77% of the gross profit from the region, with an average Gross Margin 13 p.p. higher compared to the CFR business (direct exports from Brazil).

In terms of market share in the Gulf region, the Sadia brand continued to gain market share and closed 2016 as follows: (i) Griller (in-natura lightweight chicken): 43%; (ii) Chicken cuts: 57%; (iii) Hamburger & Breaded: 19%; and (iv) Chicken franks: 46%.

MENA	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	218	233	233	239	923	227	241	233	226	927	(5.3%)	0.4%
Poultry (In Natura)	203	221	221	220	866	208	222	214	204	849	(7.2%)	(2.0%)
Pork and Others (In Natura)	0	1	1	1	2	1	1	1	1	3	(17.0%)	10.5%
Processed foods	14	12	11	17	55	18	19	18	21	76	20.2%	38.0%
Net Operating Revenues (R$, Million)	1,343	1,579	1,677	1,758	6,358	1,584	1,600	1,562	1,481	6,227	(15.8%)	(2.1%)
Average price (R$/Kg)	6.16	6.76	7.19	7.37	6.89	6.99	6.63	6.69	6.55	6.71	(11.1%)	(2.5%)
Gross Profit (R$, Million)	397	579	667	651	2,294	447	405	395	333	1,580	(48.9%)	(31.1%)
Gross Margin (%)	29.6%	36.7%	39.7%	37.0%	36.1%	28.2%	25.3%	25.3%	22.5%	25.4%	(14.6) p.p.	(10.7) p.p.
EBIT (R$, Million)	155	320	356	316	1,148	123	137	69	20	349	(93.7%)	(69.6%)
EBIT Margin (%)	11.6%	20.3%	21.2%	18.0%	18.1%	7.8%	8.5%	4.4%	1.4%	5.6%	(16.6) p.p.	(12.5) p.p.
EBITDA (R$, Million)	224	401	454	394	1,472	214	244	171	108	736	(72.6%)	(50.0%)
EBITDA Margin (%)	16.7%	25.4%	27.1%	22.4%	23.2%	13.5%	15.2%	11.0%	7.3%	11.8%	(15.1) p.p.	(11.3) p.p.
Export Volume of Brazil (CFR)*	114	116	124	119	473	106	119	108	91	425	(23.5%)	(10.1%)
% in total volume	52.2%	49.7%	53.1%	49.9%	51.2%	46.8%	49.5%	46.5%	40.3%	45.8%	(9.6) p.p.	(5.3) p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION
ASIA

In Asia, NOR totaled R$1,129 million in 4Q16, representing a decrease of 12.3% in the quarterly comparison. The decrease of 7% q/q in our volumes was affected by: (i) the lower volume in Japan (-29.4% q/q), pressured by local inventories, which are still elevated, and by the depreciation of local currency against the Real (-5.1% q/q); (ii) the suspension of one out of four qualified plants for China, resulting in a decrease in volumes for that country; and (iii) the more aggressive local competition. In view of a still challenging industry scenario, our prices in Reais decreased by -5.7% q/q.

On the other hand, in line with our ZBB plan, we remained focused on the reduction in corporate spending, decreasing operating expenses by 10.2% q/q and partially mitigating the negative impacts of the quarter. As a result, EBITDA margin from the region reached 11.8% in 4Q16, representing a decrease of 2.5 p.p. q/q.

ASIA	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	111	126	108	118	464	161	180	198	184	723	56.3%	56.1%
Poultry (In Natura)	100	114	96	101	411	116	128	138	119	501	18.0%	22.0%
Pork and Others (In Natura)	9	9	10	14	43	17	16	18	20	71	35.7%	66.3%
Processed foods	2	3	2	3	10	7	9	10	10	36	213.4%	266.6%
Others Sales	0	0	0	0	0	20	26	32	37	115	-	-
Net Operating Revenues (R$, Million)	745	899	764	882	3,290	1,071	1,261	1,288	1,129	4,749	28.0%	44.4%
Average price (R$/Kg)	6.70	7.14	7.06	7.47	7.10	6.67	7.01	6.49	6.12	6.56	(18.1%)	(7.5%)
Gross Profit (R$, Million)	258	312	246	244	1,060	212	280	258	195	944	(20.2%)	(10.9%)
Gross Margin (%)	34.7%	34.7%	32.1%	27.7%	32.2%	19.8%	22.2%	20.0%	17.3%	19.9%	(10.4) p.p.	(12.3) p.p.
EBIT (R$, Million)	187	232	150	132	701	109	164	139	86	498	(34.7%)	(28.9%)
EBIT Margin (%)	25.1%	25.8%	19.6%	15.0%	21.3%	10.2%	13.0%	10.8%	7.6%	10.5%	(7.3) p.p.	(10.8) p.p.
EBITDA (R$, Million)	226	273	190	174	862	155	210	184	133	683	(23.2%)	(20.8%)
EBITDA Margin (%)	30.3%	30.3%	24.8%	19.7%	26.2%	14.5%	16.7%	14.3%	11.8%	14.4%	(7.9) p.p.	(11.8) p.p.
Export Volume of Brazil (CFR)*	111	126	108	117	462	125	134	149	134	543	14.2%	17.3%
% in total volume	99.9%	99.9%	99.8%	99.5%	99.8%	78.0%	74.3%	75.4%	72.7%	75.0%	(24.4) p.p.	(24.8) p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION

EUROPE/ EURASIA

The macroeconomic and industry scenario in Europe continued very challenging. The exit of Great Britain from the European Union continued to affect exchange rates in the quarter, which resulted in additional depreciation of the Pound Sterling vs. Real (-4.0% q/q). For full-year 2016, the Pound Sterling depreciated by 31.4% against the Real while the Euro depreciated by 21.6%.

Moreover, a relatively favorable scenario for grains in the region led local producers to increase their poultry production (turkey and chicken), which pressured prices further since they are not subject to the quotas of the region. It is worth noting that the prices established by local producers turn into limit prices for importers, once imported products are usually frozen, which are cheaper than chilled products (main product offered by local producers).

In this scenario, one of the countries that stood out was Poland, whose production increased by 13% in the aggregate for the year until October, recording volumes above historical average. Poland directly competes with BRF, especially on turkey sales in the food service channel, the main channel of the Company in the region. Turkey is the second main product of BRF in this sub-region, representing approximately 20% of its portfolio. It is worth noting that we faced a highly challenging moment in the turkey cycle, with an offer surplus not only from Poland, but also from the United States.

Notwithstanding a 1.3% increase in volumes q/q in the Europe sub-region, consolidated volumes decreased by 5.3% q/q due to the seasonality of the end year in Eurasia. As a result, NOR decreased by 10.6% q/q and totaled R$860 million in 4Q16.

Considering the fiercer competition and the elevated inventories in the region, we prioritized the protection of our volume and market share through more competitive prices, primarily in channels such as the food service channel. In view of all these challenges, EBITDA margin from the region contracted by 8.5 p.p. q/q.

Europe/Eurasia	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	72	88	100	92	353	93	102	103	97	395	5.1%	11.7%
Poultry (In Natura)	20	23	29	23	95	21	28	20	18	88	(19.9%)	(7.2%)
Pork and Others (In Natura)	10	21	28	25	83	29	26	27	22	103	(12.2%)	23.9%
Processed foods	42	45	44	45	175	44	48	55	57	204	27.5%	16.2%
Net Operating Revenues (R$, Million)	622	846	1,124	1,048	3,640	958	1,019	963	860	3,800	(17.9%)	4.4%
Average price (R$/Kg)	8.60	9.59	11.21	11.33	10.30	10.27	10.02	9.38	8.85	9.63	(21.9%)	(6.5%)
Gross Profit (R$, Million)	168	231	326	294	1,019	168	141	95	22	426	(92.4%)	(58.2%)
Gross Margin (%)	27.1%	27.3%	29.0%	28.1%	28.0%	17.6%	13.8%	9.8%	2.6%	11.2%	(25.5) p.p.	(16.8) p.p.
EBIT (R$, Million)	82	127	197	167	573	47	24	(21)	(91)	(41)	(154.2%)	(107.2%)
EBIT Margin (%)	13.1%	15.0%	17.6%	16.0%	15.8%	4.9%	2.3%	(2.2%)	(10.6%)	(1.1%)	(26.5) p.p.	(16.8) p.p.
EBITDA (R$, Million)	120	165	233	199	717	96	78	32	(44)	162	(122.3%)	(77.5%)
EBITDA Margin (%)	19.3%	19.4%	20.7%	19.0%	19.7%	10.0%	7.7%	3.4%	(5.1%)	4.3%	(24.1) p.p.	(15.4) p.p.
Export Volume of Brazil (CFR)*	43	52	57	51	203	57	59	55	48	219	(5.6%)	8.2%
% in total volume	59.0%	58.7%	57.0%	55.2%	43.5%	61.1%	57.7%	54.0%	49.5%	55.5%	12.0 p.p.	12.0 p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION

LATIN AMERICA (LATAM)

In 4Q16, NOR from Latam totaled R$585 million (+6.3% q/q), positively affected by higher volumes (+8.5% q/q) due to: (i) greater volumes for Mexico and Cuba in the quarter; and (ii) greater volumes of processed products in the Southern Cone region, especially for Sadia hamburger and french fries (launched in December in the market in Argentina).

On the other hand, the economic crisis in Argentina continued to impact the profitability of the region due to a high inflation rate and lower consumer´s disposable income, resulting in a downtrade of categories/channels. Moreover, the offer surplus of turkey in Chile, which accounts for 50% of this market, pressured prices and decreased margins, especially considering the challenging momentum of the turkey cycle internationally. Accordingly, the consolidated EBITDA margin from the region decreased by 8.9 p.p. q/q.

LATAM	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	47	53	59	65	224	49	60	68	74	251	12.6%	12.3%
Poultry (In Natura)	14	17	20	22	73	15	18	16	23	71	2.6%	(2.8%)
Pork and Others (In Natura)	6	6	6	6	24	3	5	9	9	26	51.4%	8.2%
Processed foods	27	29	32	37	126	32	37	41	42	151	12.3%	19.7%
Outras Vendas	0	0	0	0	0	0	1	2	0	3	-	-
Net Operating Revenues (R$, Million)	394	457	565	717	2.132	438	511	550	585	2,084	(18.3%)	(2.3%)
Average price (R$/Kg)	8.32	8.70	9.65	10.96	9.53	8.87	8.44	8.11	7.94	8.29	(27.5%)	(13.0%)
Gross Profit (R$, Million)	73	98	131	181	483	83	96	130	95	404	(47.6%)	(16.2%)
Gross Margin (%)	18.5%	21.4%	23.1%	25.3%	22.6%	19.0%	18.8%	23.6%	16.2%	19.4%	(9.1) p.p.	(3.2) p.p.
EBIT (R$, Million)	3	8	46	71	128	17	18	39	(9)	65	(113.0%)	(49.4%)
EBIT Margin (%)	0.7%	1.8%	8.2%	9.9%	6.0%	3.9%	3.5%	7.1%	(1.6%)	3.1%	(11.4) p.p.	(2.9) p.p.
EBITDA (R$, Million)	19	23	64	93	200	40	46	68	20	175	(78.1%)	(12.5%)
EBITDA Margin (%)	4.9%	5.1%	11.3%	13.0%	9.4%	9.2%	9.0%	12.4%	3.5%	8.4%	(9.5) p.p.	(1.0) p.p.
Export Volume of Brazil (CFR)*	8	11	12	18	48	12	15	15	21	64	17.6%	32.4%
% in total volume	16.6%	20.4%	19.8%	27.7%	21.5%	24.3%	25.0%	22.7%	28.9%	25.4%	2.9 p.p.	3.8 p.p.

*CFR (Cost and freight)

PERFORMANCE BY REGION

AFRICA

Volumes in Africa continue to escalate (+6.5% q/q), despite specific macroeconomic challenges in the region, such as the low oil price and high inflation. As a result, NOR totaled R$201 million in 4Q16, increasing 5.1% q/q. Notwithstanding the increase in volumes q/q in the region, the increased market share of in-natura products negatively affected our EBITDA margin by 2.1 p.p. q/q.

Africa	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	35	38	41	43	156	37	45	47	50	178	16.6%	14.2%
Poultry (In Natura)	22	24	26	26	98	23	28	32	35	117	33.3%	19.5%
Pork and Others (In Natura)	4	6	6	6	22	6	7	7	6	26	2.3%	18.9%
Processed foods	9	7	9	11	36	8	10	8	9	35	(15.5%)	(2.8%)
Net Operating Revenues (R$, Million)	156	173	204	206	739	176	199	191	201	768	(2.5%)	3.9%
Average price (R$/Kg)	4.50	4.61	4.96	4.82	4.73	4.77	4.45	4.09	4.03	4.31	(16.4%)	(9.1%)
Gross Profit (R$, Million)	55	58	77	70	259	48	51	37	34	170	(50.5%)	(34.4%)
Gross Margin (%)	35.1%	33.3%	37.6%	33.8%	35.0%	27.1%	25.5%	19.3%	17.1%	22.1%	(16.6) p.p.	(12.9) p.p.
EBIT (R$, Million)	25	24	36	26	112	12	16	5	2	34	(94.0%)	(69.4%)
EBIT Margin (%)	16.2%	14.0%	17.8%	12.7%	15.2%	7.0%	7.8%	2.5%	0.8%	4.5%	(11.9) p.p.	(10.7) p.p.
EBITDA (R$, Million)	33	33	47	34	147	22	26	16	12	76	(64.4%)	(48.5%)
EBITDA Margin (%)	21.2%	19.3%	22.8%	16.7%	19.9%	12.5%	13.0%	8.2%	6.1%	9.9%	(10.6) p.p.	(10.0) p.p.
Export Volume of Brazil (CFR)*	35	38	41	43	156	37	45	47	50	178	16,6%	14,2%
% in total volume	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0,0 p.p.	0,00 p.p.

*CFR (Cost and freight)

OTHER SEGMENTS

We included in "Other Segments" all volumes of BRF's non-core products, such as animal feed, flours, beef, etc., conducted by "Global Desk." In order to reduce inventories in 4Q16, we had a greater use of higher value-added raw material , which led to a negative EBITDA of R$25 million.

Other Segments	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Volume (Thousand Tons)	40	45	46	43	173	46	48	47	38	179	(11.1%)	3.1%
Poultry (In Natura)	0	2	3	1	7	1	1	1	0	3	(52.8%)	(55.7%)
Pork and Others (In Natura)	0	0	0	0	0	6	6	6	6	23	-	-
Processed foods	1	1	1	1	3	0	0	1	0	1	(76.3%)	(54.7%)
Others Sales	39	41	42	42	163	39	41	40	32	151	(24.1%)	(7.3%)
Net Operating Revenues (R$, Million)	163	195	206	218	782	353	358	288	297	1,297	36.2%	65.9%
Average price (R$/Kg)	4.07	4.37	4.49	5.09	4.51	7.72	7.44	6.18	7.80	7.26	53.2%	60.9%
Gross Profit (R$, Million)	20	15	25	30	90	42	33	17	(10)	82	(133.3%)	(8.7%)
Gross Margin (%)	12.3%	7.5%	12.1%	14.0%	11.5%	12.0%	9.2%	5.8%	(3.4%)	6.3%	(17.4) p.p.	(5.2) p.p.
EBIT (R$, Million)	13	4	(6)	20	31	28	17	1	(26)	21	(230.4%)	(31.8%)
EBIT Margin (%)	8.0%	2.2%	(3.0%)	9.1%	4.0%	8.1%	4.8%	0.5%	(8.7%)	1.6%	(17.8) p.p.	(2.3) p.p.
EBITDA (R$, Million)	13	5	(6)	20	32	29	18	2	(25)	25	(225.4%)	(22.0%)
EBITDA Margin (%)	8.0%	2.5%	(3.0%)	9.1%	4.0%	8.3%	5.1%	0.8%	(8.4%)	1.9%	(17.5) p.p.	(2.1) p.p.

Corporate

As mentioned in "Other Operating Results," the main impacts include: (i) R$32 million regarding the accession of BRF to the Amnesty Program (Regularize) in the State of Minas Gerais; (ii) R$19 million from the halt of the turkey production lines in the city of Uberlândia; and (iii) R$12 million resulting from the increase in provisions and municipal labor settlements.

R$ - Million	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Other Operating Results	(112)	(66)	(36)	336	121	(16)	(49)	15	(90)	(140)	(126.8%)	(214.9%)
Equity Income	(67)	(20)	(48)	0	(135)	-	-	-	-	-	-	(100.0%)
EBIT	(179)	(86)	(84)	336	(13)	(16)	(49)	15	(90)	(140)	(126.8%)	-
EBITDA	(179)	(86)	(84)	336	(13)	(16)	(49)	15	(90)	(140)	(126.8%)	-

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$551 million, of which R$350 million was invested in growth, efficiency, support, and others; while R$201 million was invested in biological assets.

For full-year 2016, we invested R$1,516 million in growth, efficiency, and support; and R$784 million in biological assets, totaling R$2,300 million. We also highlight an investment of R$295 million to increase our fixed assets through leasing agreements, capitalized interest, and intangible assets, among others.

The main projects in 4Q16 are, among others:

• Innovation and Quality: investments of R$38 million, among which we highlight: (i) the reformulation of the packaging of our products; (ii) the line of ready-to-eat meals in a partnership project with Chef Jamie Oliver; (iii) the launching of new SKUs of ready-to-eat meals, among others, in addition to all investments for the maintenance and constant improvement in the quality of our products.

• Market Demand: R$102 million invested, of which major investments were made in (i) the Chinese market, in special chicken cuts (Individually Quick Frozen – IQF) and pork with higher value added; (ii) the Middle East, in special chicken griller cuts; (iii) Argentina, in an improved mix of processed products (Hamburguesas); and (iv) Brazil, in sliced salami, fine sausages, and an improved logistics network, among others.

• Efficiency and Support/IT: we highlight investments in systems to improve inventory management (SAP EIS) and in the sales system ("Sales Force").

FINANCIAL CYCLE

The Company's pro-forma financial cycle amounted to 22.4 days in 4Q16, the lowest level in recent years, representing an improvement of 10.4 days in the quarterly comparison.

The decrease in the Company's financial cycle is primarily due to: (i) the reduction in inventories of finished products in Brazil (festive products) and in certain international markets; (ii) a lower inventory of corn (second corn crop) compared to 3Q16; and (iii) the continuous effort of the Company to improve accounts payable.


Financial Cicle
Giro CAR + Giro Estoque - Giro CAP
Days
37
34
38
33
37
34
39
33
34
22
Dec
Mar
Jun
Sep
Dec
2016
2015


Giro de Estoque
360 / (CPV LTM / Estoques)
Days
87
66
85
76
86
81
93
92
87
87
Dec
Mar
Jun
Sep
Dec
2016
2015


Giro de Contas a Receber
360 / (ROL LTM / Contas a Receber)
Days
43
35
33
30
33
34
39
30
43
32
Dec
Mar
Jun
Sep
Dec
2016
2015


Giro de Contas a Pagar
360 / (CPV LTM / Contas a Pagar)
Days
96
65
80
73
82
80
93
90
97
96
Dec
Mar
Jun
Sep
Dec
2016
2015

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, allowing our investors and stakeholders to better understand the course of our businesses, we have been reporting the managerial view of the Company's Free Cash Flow since 2Q16. The information presented herein is derived from the Quarterly Financial Information.

The generation of operating cash flow totaled R$1,299 million in 4Q16, driven by a positive cash EBITDA of R$737 million and a positive variation in working capital and other balance sheet items. This generation of cash met our Capex requirements in the quarter, which totaled R$551 million. Accordingly, the generation of cash flow after capital expenditures totaled R$748 million, showing the resilience of the Company's cash generation even in the challenging times we are facing.

The impact of the financial result and exchange rate variations on the cash flow in the quarter totaled an expense of R$494 million. Accordingly, cash flows totaled a positive amount of R$372 million.

Evolution of Cash Generation (Operating Cash Flow – Capex) – R$MM


975
844
414
562
(232)
113
778
748
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016
EBITDA	951	1,380	1,522	1,885	5,738	1,025	944	886	559	3,413
Other cash adjustments	65	66	57	(75)	113	49	8	58	178	292
EBITDA Cash	**1,016**	**1,446**	**1,579**	**1,810**	**5,851**	**1,074**	**951**	**943**	**737**	**3,705**
Δ Working Capital & Others	250	(87)	(534)	(547)	(919)	(698)	(43)	475	562	296
Δ Accounts Receivable	484	(305)	(473)	(494)	(788)	946	(35)	419	(123)	1,208
Δ Inventories	(465)	(142)	(689)	52	(1,245)	(380)	(265)	(582)	511	(716)
Δ Suppliers	380	325	751	442	1,898	(445)	381	640	422	998
Others	(149)	35	(123)	(547)	(784)	(819)	(124)	(3)	(247)	(1,193)
Cash Flow from Operating Activities	**1,266**	**1,359**	**1,045**	**1,263**	**4,933**	**375**	**908**	**1,419**	**1,299**	**4,001**
Capex	(292)	(515)	(631)	(701)	(2,139)	(608)	(795)	(641)	(551)	(2,595)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	104	(171)	2.101	(148)	1.887	(2,088)	(595)	27	118	(2,538)
Cash Flow from Investing Activities	**(188)**	**(686)**	**1,471**	**(848)**	**(252)**	**(2,696)**	**(1,390)**	**(614)**	**(433)**	**(5,133)**
Financial Results and FX Variations	(804)	(139)	(1,951)	480	(2,414)	353	(53)	(763)	(550)	(1,013)
Treasury Shares Acquisition/Disposal	(1,009)	(255)	(1,137)	(1,282)	(3,683)	(179)	(360)	0	2	(537)
Dividends and Interest on Shareholders' Equity Paid	(463)	-	(426)	-	(889)	(663)	-	(460)	-	(1,123)
Debt Variation	1,531	(1,614)	4,211	(129)	3,999	2,060	(53)	1,586	54	3,646
Cash Flow from Financing Activities	**(745)**	**(2,008)**	**697**	**(931)**	**(2,987)**	**1,571**	**(466)**	**363**	**(494)**	**973**
Cash Variation	**333**	**(1,335)**	**3.213**	**(517)**	**1,694**	**(749)**	**(948)**	**1.167**	**372**	**(158)**
Cash and cash equivalents - initial	6,815	7,148	5,813	9,026	6,815	8,509	7,760	6,811	7,979	8,509
Cash and cash equivalents - final	7,148	5,813	9,026	8,509	8,509	7,760	6,811	7,979	8,351	8,351
Total Debt - initial	11,847	13,378	11,764	15,975	11,847	15,846	17,905	17,852	19,438	15,846
Total Debt - final	13,378	11,764	15,975	15,846	15,846	17,905	17,852	19,438	19,492	19,492
Net Debt	**6,230**	**5,951**	**6,949**	**7,337**	**7,337**	**10,146**	**11,041**	**11,459**	**11,141**	**11,141**

INDEBTEDNESS

In 4Q16, the Company's net debt totaled R$11.1 billion, compared to R$11.5 billion in 3Q16, representing a decrease of R$318 million, primarily due to an improvement in working capital and a reduction in Capex.
Nonetheless, the decrease in operating result in the quarter affected the net leverage of the Company, which recorded a pro-forma net debt/EBITDA ratio (for the last twelve months) of 3.25x vs. 2.36x in 3Q16.

R$ Million	12.31.2016			12.31.2015	
Debt	Current	Non-Current	Total	Total	Δ%
Local Currency	(1,988)	(6,656)	(8,644)	(3,820)	126.3%
Foreign Currency	(1,787)	(9,062)	(10,848)	(12,026)	(9.8%)
Gross Debt	**(3,775)**	**(15,717)**	**(19,492)**	**(15,846)**	**23.0%**
Cash Investments					
Local Currency	4,521	807	5,328	1,711	211.5%
Foreign Currency	2,875	148	3,023	6,799	(55.5%)
Total Cash Investments	7,395	955	8,351	8,509	(1.9%)
Net Debt	**3,621**	**(14,762)**	**(11,141)**	**(7,337)**	**51.9%**
Exchange Rate Exposure - US$ Million	-	-	(184)	(40)	361.5%

Total Gross Indebtedness in the amount of R$19,492 million, as set forth above, includes total financial indebtedness, plus other financial liabilities in the amount of R$530 million, according to Note 23 of the DFP as of and for December 31, 2016.

Evolution of Net Debt/EBITDA


6.230
5.951
6.949
7.337
10.146
11.041
11.459
11.141
1,26
1,12
1,24
1,28
1,69
1,99
2,36
3,25
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
3Q16
Net Debt
Net Debt/EBITDA (pro-forma)

INDEBTEDNESS



Net Debt Quartely Variation - R$MM
Cash Flow from Operating Activities = R$ 1.299
11.459
737
562
551
550
11.261
118
2
11.141
Net Debt Sep 16
EBTIDA Cash
Working Capital + Others
Capex
Financial Results and FX Variations
Net Debt Sep 16 (ex. M&A* & Treasury Shares Acquisition/Disposal and Dividends)
M&A
Treasure Shares Acquisition/ Disposal and Dividends
Net Debt Dec 16



Net Debt Accumulated Variation - 2016 - R$MM
= Net Debt / EBTIDA LTM
Cash Flow from Operating Activities = R$ 4.001
1,28x
7.337
3.705
296
2.595
1.013
2,02x
6.943
2.538
1.660
3,25x
11.141
Net Debt Dec 15
EBTIDA Cash
Working Capital + Others
Capex
Financial Results & FX Variations
Net Debt Sep 16 (ex. M&A* & Treasury Shares Acquisition/Disposal and Dividends)
M&A
Treasury Shares Acquisition/ Disposal and Dividends
Net Debt Dec 16

Slaughtering and Production

In 4Q16, the slaughtering of poultry and hogs decreased by 1.6% q/q and 1.7% q/q, respectively. Accordingly, the volume of food produced in 4Q16 decreased by 3.3% in the quarterly comparison.

Production	1Q15	2Q15	3Q15	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016	Variation 4Q16/4Q15	Variation 2016/2015
Poultry Slaughter (Million Heads)	407	421	448	448	1,724	428	434	430	423	1,715	(5.6%)	(0.5%)
Hog Slaughter (Thousand Heads)	2,209	2,287	2,464	2,407	9,367	2,414	2,318	2,387	2,345	9,465	(2.6%)	1.0%
Cattle Slaughter (Thousand Heads)	38	38	37	31	144	38	36	38	37	149	20.6%	3.7%
Production (Thousand Tons)	1,090	1,091	1,112	1,099	4,392	1,019	1,074	1,098	1,062	4,252	(3.4%)	(3.2%)
Meats	978	961	991	967	3,898	915	953	968	961	3,797	(0.7%)	(2.6%)
Other Processed Products	112	130	121	132	494	104	121	129	101	455	(23.6%)	(8.0%)
Feed and Premix (Thousand Tons)	2,589	2,622	2,637	2,589	10,437	2,551	2,660	2,623	2,672	10,506	3.2%	0.7%

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, for the year ended December 31, 2016, Ernst & Young Auditores Independentes S.S. was engaged to provide services that were not related to external audit (comfort letter for the issuance of Senior Notes and consulting services regarding the identification of a disruption in the storage process, preparation of an appraisal report of net assets, audit and issuance of an opinion on the historical consolidated financial statements of a new company to be incorporated, and audit procedures agreed with Management), representing approximately 77.1% of the amount of fees relating to the external audit services provided to BRF and its subsidiaries. Ernst & Young Auditores Independentes S.S. informed us that the provision of these services did not affect its independence and objectivity due to the definition of scope and performed procedures.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	4Q16	4Q15	y/y	3Q16	q/q
	8,590	8,955	(4.1%)	8,508	1.0%
Cost of Sales	(6,897)	(6,155)	12.1%	(6,623)	4.1%
% of the NOR	(80.3%)	(68.7%)	(11.6) p.p.	(77.9%)	(2.4) p.p.
Gross Profit	1,693	2,799	(39.5%)	1,884	(10.1%)
% of the NOR	19.7%	31.3%	(11.6) p.p.	22.1%	(2.4) p.p.
Operating Expenses	(1,437)	(1,471)	(2.3%)	(1,393)	3.1%
% of the NOR	(16.7%)	(16.4%)	(0.3) p.p.	(16.4%)	(0.4) p.p.
Selling Expenses	(1,273)	(1,331)	(4.3%)	(1,255)	1.5%
% of the NOR	(14.8%)	(14.9%)	0.0 p.p.	(14.7%)	(0.1) p.p.
Fixed	(861)	(852)	1.0%	(856)	0.6%
Variable	(412)	(478)	(13.8%)	(399)	3.5%
General and Administrative Expenses	(163)	(140)	16.4%	(138)	18.2%
% of the NOR	(1.9%)	(1.6%)	(0.3) p.p.	(1.6%)	(0.3) p.p.
Honorary of our Administrators	(7)	(7)	(0.2%)	(7)	(2.1%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(156)	(133)	17.3%	(131)	19.3%
% of the NOR	(1.8%)	(1.5%)	(0.3) p.p.	(1.5%)	(0.3) p.p.
Operating Income	257	1,329	(80.7%)	492	(47.8%)
% of the NOR	3.0%	14.8%	(11.8) p.p.	5.8%	(2.8) p.p.
Other Operating Results	(97)	226	(143.1%)	(32)	203.6%
Equity Income	4	6	(38.7%)	9	(60.1%)
EBIT	163	1,560	(89.6%)	469	(65.2%)
% of the NOR	1.9%	17.4%	(15.5) p.p.	5.5%	(3.6) p.p.
Net Financial Income	(600)	(381)	57.4%	(425)	41.2%
Income before Taxes	(437)	1,179	(137.1%)	44	-
% of the NOR	(5.1%)	13.2%	(18.3) p.p.	0.5%	(5.6) p.p.
Income Tax and Social Contribution	(5)	255	(102.0%)	(27)	(81.2%)
% of Income before Taxes	1.2%	21.6%	(20.5) p.p.	(62.7%)	63.8 p.p.
Net Income	(460)	1,415	(132.5%)	18	-
% of the NOR	(5.4%)	15.8%	(21.2) p.p.	0.2%	(5.6) p.p.
EBITDA	559	1,885	(70.4%)	886	(36.9%)
% of the NOR	6.5%	21.0%	(14.5) p.p.	10.4%	(3.9) p.p.

BALANCE SHEET

Balance Sheet - R$ Million	12.31.16	12.31.15
Assets		
Current Assets		
Cash and Cash Equivalents	6,357	5,363
Financial Investments	622	735
Accounts Receivable	3,085	3,876
Recoverable Taxes	1,235	1,232
Dividends/Interest on shareholders' equity receivable	7	22
Securities Receivable	149	304
Inventories	4,792	4,033
Biological Assets	1,645	1,330
Other Financial Assets	198	129
Other Receivables	422	369
Anticipated expenses	137	409
Restricted Cash	218	1,346
Non-Current Assets held to sale and discontinued operation	26	32
Total Current Assets	**18,894**	**19,180**
Non-Current Assets		
Long-term assets	**5,574**	**5,095**
Cash Investments	528	456
Accounts Receivable	11	4
Judicial Deposits	733	732
Biological Assets	917	761
Securities Receivable	187	231
Recoverable Taxes	1,519	969
Deferred Taxes	1,103	1,256
Restricted Cash	428	480
Other Receivables	150	207
Permanent Assets	**18,477**	**16,113**
Investments	59	186
Properly, Plant and Equipment	11,746	10,916
Intangible	6,673	5,011
Total Non-Current Assets	**24,051**	**21,208**
Total Assets	**42,945**	**40,388**

BALANCE SHEET

Balance Sheet - R$ Million	12.31.16	12.31.15
Liabilities and Equity		
Current Liabilities		
Loans and Financing	3,245	2,628
Suppliers	5,840	4,745
Supply Chain Risk	1,336	1,175
Payroll and Mandatory Social Charges	611	478
Taxes Payable	320	353
Dividends/ Interest on Shareholders' Equity	2	518
Management and Staff Profit Sharing	5	296
Other Financial Liabilities	530	667
Provisions	276	231
Employee Pension Plan	77	67
Other Liabilities	400	462
Total Current Liabilities	**12,640**	**11,621**
Non-Current Liabilities		
Loans and Financing	15,717	12,551
Suppliers	159	155
Taxes and Social Charges Payable	13	26
Provision for Tax, Civil and Labor Contingencies	1,108	974
Deferred Taxes	156	188
Employee Pension Plan	253	232
Other Liabilities	678	804
Total Non-Current Liabilities	**18,085**	**14,931**
Total Liabilities	**30,726**	**26,552**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	41	7
Profit Reserves	1,351	6,077
Other Related Results	(1,290)	(1,080)
Treasury Shares	(722)	(3,948)
Non-Controling Shareholders	379	319
Total Shareholders' Equity	**12,219**	**13,836**
Total Liabilities and Shareholders' Equity	**42,945**	**40,388**